Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ELECTION AND APPOINTMENT OF SUPERVISORS

References are made to the announcement issued by PetroChina Company Limited (the “Company”) dated 21 March 2013 in relation to the proposed change of supervisors of the Company (the “Supervisor”), the notice of the annual general meeting of the Company for the year 2012 (the “AGM”) and the circular (the “Circular”) of the Company in relation to, among others, election and appointment of Supervisors both dated 3 April 2013, respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors of the Company (the “Board”) is pleased to announce that the AGM was held on 23 May 2013 at 9 a.m. by way of physical meeting.

The Board announces that Mr. Sun Xianfeng, one of the Supervisors, resigned from his office due to age. The resignation has taken immediate effect from the date of the AGM. Mr. Sun confirmed that he has no disagreement with the supervisory committee of the Company (the “Supervisory Committee”) during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Supervisory Committee expresses its sincere gratitude to Mr. Sun for his contribution to the Company during his term of office.

The Board also announces that at the AGM, Mr. Li Qingyi and Mr. Fan Fuchun were elected as the Supervisor and the independent Supervisor, respectively, with immediate effect.

Please refer to the section headed “Election and appointment of Supervisors” in the Circular for the biographical information and other details to be disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to the appointment of Mr. Li Qingyi and Mr. Fan Fuchun as the Supervisor and the independent Supervisor, respectively.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

23 May 2013

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman and executive director; Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.